

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

November 16, 2017

Via E-mail
Mr. Flemming J. H. Hansen
Chief Executive Officer
Results-Based Outsourcing, Inc.
2490 Blackrock Turnpike 344
Fairfield, Connecticut 06825

RE: **Results-Based Outsourcing, Inc.**
       Form 10-K for the Year Ended December 31, 2016
       Filed April 13, 2017
       File No. 333-209836

Dear Mr. Hansen:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2016

Controls and Procedures, page 12

Management's Report on Internal Control Over Financial Reporting, page 12

1.   Please revise your future filings to include a conclusion as to whether or not your internal control over financial reporting is effective. Refer to Item 308(a) of Regulation S-K.

2.   Please revise future filings to clarify which version, 1992 or 2013, of the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission's *Internal*

Control — Integrated Framework you utilized when performing your assessment of internal control over financial reporting.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Ernest Greene, Staff Accountant at (202) 551-3733 or me at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief
Office of Manufacturing and Construction